Exhibit 5.1

Our Ref: 170563:PFG

3 February 2025

The Bank of New York Mellon

240 Greenwich Street,

New York, NY 10286

Dear Sir/Madam,

RE:	AUSTRALIAN COUNSEL OPINION - PROPOSED ADR OFFERING

It is proposed that Mobilicom Limited (ACN 617 155 978) (the Company) will issue new fully paid ordinary shares in the capital of the Company (Ordinary Shares) which will be represented by American Depositary Shares (ADSs) having an aggregate offering price of up to U.S.$10.0 to be listed on the Nasdaq Capital Market which may be sold by the Company in accordance with the terms of a Sales Agreement with ThinkEquity LLC dated 3 February 2025 (Sales Agreement) by way of an “at the market offering” referred to in a Prospectus Supplement filed by the Company with the Securities Exchange Commission under the United States of America Securities Act of 1933 dated 3 February 2025 (Prospectus Supplement). The above collectively referred to as the Offer.

The Bank of New York Mellon is to act as depositary, in connection with the Deposit Agreement dated 24 August 2022 (Deposit Agreement) among the Company, The Bank of New York Mellon, as depositary (Depositary), and all owners and holders from time to time of ADSs issued thereunder.

We have been provided with final drafts of, and this letter refers to:

-	the Prospectus Supplement;

-	the Sales Agreement; and

-	a resolution of the Board of Directors of the Company dated 3 February 2025 approving the execution and/or filing of the Documents and approving the issue of the securities forming the Offer.

(the above together referred to as the Documents).

We have been asked to provide this opinion to the Depositary in connection with the Offer.

We are acting as Australian counsel to the Company, an Australian public company, in connection with the Offer. Our engagement has involved a review of certain aspects of the Documents and reviewing and providing advice on those aspect of the Documents (in each case in respect of those aspects relating to matters pertaining to Australian law). Our opinions are given in the context of the role we have performed. For the avoidance of doubt, we express no opinion on any matters related to taxation (except as specifically stated below) or any non-legal matters (including but not limited to operational, financial, statistical or accounting data published or warranted by the Company whether contained in the Documents or otherwise provided by the Company) nor any non-Australian legal matters.

Mobilicom Limited	- 2 -	3 February 2025

When an opinion set forth below is given to our knowledge or with reference to matters of which we are aware or which are known to us, or with another similar qualification, the relevant knowledge or awareness is limited to the actual awareness of the individual partners and lawyers in the firm who participate directly in the representation of the Company and limited by the scope of our engagement by the Company.

We have assumed that any resolutions of the Board of the Company provided to us for the purposes of this letter have not been and will not be varied or revoked after the date of this letter and that the meetings of the Board of the Company at which those resolutions were considered were properly convened, all Directors who attended and voted were entitled to do so, the resolutions were properly passed, and the Directors have performed their duties properly and all provisions relating to the declaration of directors’ interests or the power of interested directors were duly observed.

We have also assumed the genuineness of all signatures and the authenticity of all documents submitted to us (whether as originals or copies).

We have assumed the accuracy of any searches obtained from the Australian Securities and Investments Commission (or from elsewhere) in relation to the Company. We also rely as to matters of fact, on certificates or other written statements of officers of the Company which may be provided either to us or in connection with Offer.

On, and subject to the terms set out in this letter, we are of the opinion that:

(1)	The Ordinary Shares underlying the ADSs that are the subject of the Offer are or will be duly authorized, validly issued (subject to post-issue regulatory filings required by the Corporations Act 2001 (Cth) (Act)) fully paid and non-assessable,[1] are not and will not be subject to any restrictions on resale or transfer in Australia and are not and will not be issued in violation of any pre-emptive or similar rights of the holders of any securities of the Company.

(2)	The issue and deposit of the Ordinary Shares underlying the ADSs will not violate the Company’s Constitution or any laws or regulations in the Commonwealth of Australia and do not require any filings with or consents or approvals of any governmental or regulatory authority in the Commonwealth of Australia that have not been made or obtained or are not in full force and effect.

(3)	The issue and deposit of the Ordinary Shares underlying the ADSs the subject of the Offer does not presently attract any stamp or similar transactional tax or governmental charge in the Commonwealth of Australia that is or may become payable by the Depositary or its Australian custodian.

[1]

For the purpose of this opinion, the term “nonassessable”, when used to describe the liability of a person as the registered holder of shares has no clear meaning under the laws of the Commonwealth of Australia, so we have assumed those words to mean that holders of Ordinary Shares, having fully paid all amounts due on such Ordinary Shares, are under no personal liability to contribute to the assets and liabilities of the Company in their capacities purely as holders of such Ordinary Shares.

Mobilicom Limited	- 3 -	3 February 2025

This opinion, which shall be governed by and construed in accordance with the laws of the Commonwealth of Australia and Victoria, Australia, is given only with respect to those laws that are in effect as at the date of this opinion. We have not investigated the laws of any jurisdiction other than Australia. We express no opinion as to any other law. We have assumed that any applicable law (other than Australian law) does not affect this opinion.

This opinion speaks solely as of its date and we undertake no obligation to advise you of any changes (including but not limited to any subsequently enacted, published or reported laws, regulations or individual decisions) that may occur or come to our attention after the date hereof.

This opinion is addressed to and may be relied upon only by you in connection with the Offer and is not to be relied upon for any other purpose or by anyone else without our prior written consent.

Yours faithfully

/s/ QR LAWYERS PTY LTD

PATRICK GOWANS